# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hut 8 Corp., CIK 0001964789
CUSIP: 44812J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 777 Brickell Avenue, Suite 200, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 11/11/2026
Amends the filing with accession number 0001104659-23-124090
Filed by CIK 0001999337
Persons authorized to receive notices and communications: Michael Ho, c/o Hut 8 Corp.,, 777 Brickell Avenue, Suite 200, Miami, Florida (FL), 33131, (305) 224-6427

## Reporting persons
- Michael Ho (CIK 0001999337): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 7,843,779; shared voting power 0; sole dispositive power 7,843,779; shared dispositive power 0; aggregate amount beneficially owned 7,843,779 (6.45% of the class)
  Comment: The reported percentage is calculated based on 120,037,556 shares of common stock ("Common Stock") outstanding as of November 2, 2026, as reported on the Issuer's 10-Q filed with the SEC on November 4, 2026, plus 1,517,367 shares of Common Stock received by the Reporting Person in settlement of performance stock units ("PSUs").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Hut 8 Corp.
Address of issuer's principal executive offices: 777 Brickell Avenue, Suite 200, Miami, Florida (FL), 33131
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed by the Reporting Person on December 7, 2023, as amended by Amendment No. 1 thereto filed September 30, 2026 (the "Original Schedule 13D," and together with Amendment No. 2, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(c) of this Amendment No. 2 is incorporated by reference into this Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows and as set forth in subsections (b) and (c):

The information set forth in rows (11) and (13) of the cover page of this Amendment No. 2 is incorporated by reference into this Item 5(a).

Ownership percentages set forth in this Schedule 13D assume 120,037,556 shares of Common Stock outstanding as of November 2, 2026, as reported on the Issuer's 10-Q filed with the SEC on November 4, 2026, plus 1,517,367 shares of Common Stock received by the Reporting Person in settlement of PSUs.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that such person is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover page of this Amendment No. 2 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Except for the following transaction, the Reporting Person has not effected any transactions in the shares of Common Stock of the Issuer since the filing of Amendment No. 1.

On November 11, 2026, the Reporting Person received 1,517,367 shares of Common Stock in settlement of PSUs originally granted November 2, 2025, that vested upon achievement on November 2, 2026 of defined market capitalization levels for the Issuer, with settlement to occur no later than March 15, 2027 at the discretion of the Issuer. Such shares generally must be held by the Reporting Person for a period of two years following the vesting date. There were no dispositions in connection with settlement, as the Reporting Person paid the related tax withholding in cash.

## Signatures
- Michael Ho: /s/ Michael Ho, Michael Ho (11/13/2026)